

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

Mr. R. Michael Carruthers
Chief Financial Officer
Array BioPharma Inc.
3200 Walnut Street
Boulder, Colorado 80301

> **Re: Array BioPharma Inc.**
> **Form 10-K for the Year Ended June 30, 2010**
> **File No. 001-16633**

Dear Mr. Carruthers:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief